# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marti Technologies, Inc., CIK 0001852767
CUSIP: 573134103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: C/O MAPLES CORPORATE SERVICES LIMITED, PO BOX 309, UGLAND HOUSE, GRAND CAYMAN, Cayman Islands (E9), 00000
Date of event which requires filing of this statement: 09/30/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001578299

## Reporting persons
- DLD Asset Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 8,160,068; shared dispositive power 0; aggregate amount beneficially owned 8,160,068 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: FN1 - The Ordinary shares (as defined herein) set forth in this Cover Page consists of (i) 5,186,184 Ordinary shares of the Issuer (as defined herein) held by DLD (as defined herein), and (ii) 2,973,884 Ordinary shares currently issuable upon the conversion of certain convertible notes of the Issuer held by DLD.
  
  FN2 - The percentage of beneficially owned shares of the Issuer set forth in this Cover Page is based upon the sum of (1) 78,708,475 Ordinary shares of the Issuer outstanding as of August 21, 2025, as confirmed by the Issuer to DLD on December 31, 2025, plus (2) 2,973,884 Ordinary shares currently issuable upon the conversion of certain convertible notes of the Issuer held by DLD.

## Item 1. Issuer
Name of issuer: Marti Technologies, Inc.
Address of issuer's principal executive offices:
C/O MAPLES CORPORATE SERVICES LIMITED, PO BOX 309, UGLAND HOUSE, GRAND CAYMAN, CAYMAN ISLANDS
00000

## Item 2. Person Filing
Name of person filing: DLD Asset Management, LP
Address of principal business office or, if none, residence:
150 EAST 52ND STREET
SUITE 32001
NEW YORK, New York
10022
Citizenship: DLD Asset Management, LP - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,160,068
Percent of class: 9.99
Sole power to vote or to direct the vote: DLD Asset Management, LP - 0
Shared power to vote or to direct the vote: DLD Asset Management, LP - 0
Sole power to dispose or to direct the disposition: DLD Asset Management, LP - 8,160,068
Shared power to dispose or to direct the disposition: DLD Asset Management, LP - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DLD Asset Management, LP: /s/ Brad D. Wagner, Brad D. Wagner, CCO (01/02/2026)